UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Part III (Items 10-14) of Form 10-K

PART I - REGISTRANT INFORMATION

HG Holdings, Inc.

(Full Name of Registrant)

Not applicable

(Former Name if Applicable)

2115 E. 7th Street, Suite 101

(Address of Principal Executive Office (Street and Number))

Charlotte, North Carolina 28204

(City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

HG Holdings, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to Part III of its Annual Report on Form 10-K for the fiscal year ended December 31, 2022. The Company filed its Part III information in its definitive proxy statement filing (the “Proxy Statement”) on May 2, 2023, but the filing was late due to an unexpected delay in finalizing the materials to be filed that occurred immediately prior to the filing. As such, the Company was unable to file the Proxy Statement with the U.S. Securities and Exchange Commission by the 5:30 p.m. Eastern time submission deadline without unreasonable effort or expense to the Company. The Company filed the Proxy Statement as soon as reasonably possible on May 2, 2023. The Company anticipates that it will file a Form 10-K/A with the Part III information as soon as reasonably possible and within the 15-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Justin H. Edenfield, Principal Financial and Accounting Officer; Secretary	850	772-0698
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

HG Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

May 2, 2023	/S/ Justin H. Edenfield
Justin H. Edenfield, Principal Financial and Accounting Officer; Secretary